April 24, 2015

Via EDGAR & Overnight Courier

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-32641

Dear Mr. Spirgel:

On behalf of Brookdale Senior Living Inc. (the "Company"), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 13, 2015 regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  For your convenience, included below is the original text of the comments from the comment letter followed by the Company's response.

In responding to the Staff's comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Note 4. Acquisitions and Other Significant Transactions, HCP Transactions, page 93
Note 5. Variable Interest Entities and Investment in Unconsolidated Ventures, page 95

1.	Please provide us your analysis under the Variable Interest Entity subsection guidance of ASC 810-10-25 that supports your conclusion that Brookdale Senior Living is not the primary beneficiary of the CCRC Venture.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 24, 2015

2.	Please provide us and disclose the nature of the rights held by HCP after contribution of its two CCRC's into the CCRC Venture per ASC 810-10-25-11 and 25-12.

Company Response:  As discussed with members of the Staff on April 15, 2015, the Company's analysis of the accounting for the CCRC venture and a discussion of the nature of the rights held by HCP was the subject of the Company's request that the staff of the Office of the Chief Accountant not object to the conclusion that the Company should not consolidate the CCRC venture in the Company's consolidated financial statements.  The Company's original request was submitted to the Office of the Chief Accountant by letter dated April 22, 2014, and the Company submitted a confirmatory letter dated July 16, 2014 to the staff of the Office of the Chief Accountant.

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Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ Mark W. Ohlendorf

Mark W. Ohlendorf
President and Chief Financial Officer Brookdale Senior Living Inc.

cc:	T. Andrew Smith, Chief Executive Officer
Kristin A. Ferge, Executive Vice President and Chief Accounting Officer
Chad C. White, Senior Vice President, Co-General Counsel and Secretary